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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 39)

                          CELLULAR COMMUNICATIONS, INC.
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                                (Name of Issuer)

                 Series A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    150917102
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                                 (CUSIP Number)

Kristina Veaco, Esq.                           Nathaniel M. Cartmell III
AirTouch Communications, Inc.                  Pillsbury Madison & Sutro LLP
One California Street                          Post Office Box 7880
San Francisco, CA 94111                        San Francisco, CA 94120-7880
(415) 658-2088                                          (415) 983-1570
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  April 5, 1996
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                  AirTouch Communications, Inc., a Delaware corporation
("AirTouch"), hereby amends, as set forth below, its Statement on Schedule 13D filed on February 18, 1992 by PacTel Corporation (the predecessor to AirTouch Communications, Inc.), as amended from time to time thereafter (the "Statement"), relating to the Series A Common Stock, $.01 par value (the "Series A Common Stock") of Cellular Communications, Inc., a Delaware corporation (the "Issuer" or "CCI"), to amend and restate Amendment 38 in its entirety as Amendment 39. Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Statement.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended by adding the following paragraph as the last paragraph of such item:

                  Pursuant to the Agreement and Plan of Merger dated as of April 5, 1996 among AirTouch Communications, Inc., AirTouch Cellular and Cellular Communications, Inc. (the "1996 Merger Agreement"), described in Item 4, and subject to the conditions set forth therein, AirTouch will acquire the remaining outstanding capital stock of the Issuer. In the proposed merger, AirTouch will issue to the stockholders of the Issuer a unit composed of a fractional share of each of two classes of its convertible preferred securities, having a combined stated amount of $55 (a "Unit"), in exchange for approximately 72% of the outstanding equity of the Issuer. The Certificates of Designation, Rights and Preferences of the two classes of preferred securities are attached as Exhibits 2.1(a) and 2.1(b) to the 1996 Merger Agreement, which is filed as Exhibit 6 hereto. AirTouch will pay cash in the amount of $55 per share for the remaining approximately 28% of the outstanding equity of CCI. The source of such cash will be (1) borrowings (a) under the Credit Agreement dated as of July 20, 1995 among AirTouch Communications, Inc., Bank of America N.T. & S.A., as Agent and the other financial institutions party thereto (the "1996 Credit Agreement"), (b) pursuant to AirTouch's commercial paper program, or (c) pursuant to debt which may be issued from time to time pursuant to AirTouch's Registration Statement on Form S-3 (Registration No. 33-62787) or pursuant a transaction exempt from registration under the Securities Act of 1933, or (2) any combination of one or more of the foregoing. The exact number of shares to be acquired for cash and securities will be determined at closing pursuant to a procedure described in the 1996 Merger Agreement.

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Item 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended by adding the following four paragraphs as the last four paragraphs of such item:

                  On April 5, 1996, AirTouch and the Issuer executed the 1996 Merger Agreement, pursuant to which AirTouch agreed to acquire by way of merger the remaining capital stock of the Issuer that it does not already own (the "1996 Merger"). In the 1996 Merger, the Issuer will merge with and into AirTouch's wholly-owned subsidiary, AirTouch Cellular, and each share of CCI stock will be converted solely into the right to receive the merger consideration, which will be a combination of cash and AirTouch securities. As part of the merger consideration, AirTouch will issue a unit composed of a fractional share of each of two classes of its convertible preferred securities, having a combined stated amount of $55, in exchange for approximately 78% of the outstanding equity of the Issuer. The Certificates of Designation, Rights and Preferences of the two classes of preferred securities are attached as Exhibits 2.1(a) and 2.1(b) to the 1996 Merger Agreement, which is filed herewith as
Exhibit 6. Also as part of the merger consideration, AirTouch will pay cash in the amount of $55 per share for the remaining approximately 28% of the outstanding equity of CCI. The exact number of shares to be acquired for cash and securities will be determined at closing pursuant to a procedure described in the 1996 Merger Agreement.

The 1996 Merger is subject to regulatory and CCI stockholder approval, as well as certain other conditions set forth in the Merger Agreement. It is anticipated that the 1996 Merger will close in early August 1996.

                  The descriptions of the transactions contemplated by, and the provisions of, the 1996 Merger Agreement referred to in this Item 4 are qualified in their entirety by reference to such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

                  AirTouch's purpose for entering into the 1996 Merger Agreement is to acquire the remaining outstanding capital stock of the Issuer in an alternative transaction to the Appraisal Process under the Merger Agreement. In the event that the 1996 Merger is not consummated prior to the termination of the 1996 Merger Agreement, the Merger Agreement will remain in full force and effect. Unless extended by the parties, the 1996 Merger Agreement terminates on September 15, 1996.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 4 above.

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                  Pursuant to the Merger Agreement, on January 4, 1996 the
Issuer canceled Employee Replacement Options and repurchased the Option Shares underlying such options in the aggregate amount of approximately 2.4 million shares of Redeemable Stock. On the same date, AirTouch purchased an option for a corresponding amount of shares of CCI Series C Common Stock for an aggregate consideration of approximately $107.7 million.

                  Pursuant to the 1996 Merger Agreement, AirTouch, the Issuer and Continental Stock Transfer & Trust Company amended the CCI Rights Agreement dated as of July 31, 1991 to provide that neither the execution of the 1996 Merger Agreement nor the consummation of the 1996 Merger will cause AirTouch or any subsidiary thereof to become an Acquiring Person or cause a Triggering Event or a Distribution Event (each as defined in the Rights Agreement). Pursuant to the 1996 Merger Agreement, the Board of the Issuer will redeem the Rights issued pursuant to such Rights Agreement prior to the effective time of the 1996 Merger.

                  Also pursuant to the 1996 Merger Agreement, the Issuer agreed to use it reasonable best efforts to obtain the written consent of each holder of options outstanding under the CCI 1991 Stock Option Plan or the CCI Non-Employee Director Stock Option Plan to a conversion procedure pursuant to which each option to acquire a share of CCI common stock would convert into an option to acquire AirTouch common stock at a ratio equal to the average trading price of a share of CCI common stock over the five days prior to the effective time of the 1996 Merger divided by the average trading price of a share of AirTouch common stock over the same period. The exercise price of each such option would be multiplied by the same ratio. In the event that a holder does not consent to such conversion procedure, each option to acquire a share of CCI common stock outstanding after the 1996 Merger will represent the right to acquire one Unit.

                  Also pursuant to the 1996 Merger Agreement, AirTouch Cellular agreed to assume the Issuer's Zero Coupon Convertible Subordinated Notes due 1999 and to execute one or more supplemental indentures as may be required pursuant to the terms of the indenture relating to such notes.

Item 7.           MATERIAL FILED AS EXHIBITS.

                  The following additional exhibits are filed with this
Statement:

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                  6. Agreement and Plan of Merger dated as of April 5, 1996
among AirTouch Communications, Inc., AirTouch Cellular and Cellular Communications, Inc. (including Exhibits 2.1(a), 2.1(b) and 2.2(l)) (incorporated by reference to Exhibit 10 to AirTouch's Current Report on Form
8-K dated April 9, 1995, File   No. 1-12342).

                  7. Credit Agreement dated as of July 20, 1995 among AirTouch Communications, Inc., Bank of America N.T. & S.A., as Agent and the other financial institutions party thereto (incorporated by reference to Exhibit 10 to AirTouch's Quarterly Report on Form 10-Q for the period ended June 30, 1995, File. No. 1-12342).

                  8. Form of Senior Indenture (incorporated by reference to
Exhibit 4.8 to AirTouch's Registration Statement on Form S-3, Registration No. 33-62787).


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           AIRTOUCH COMMUNICATIONS, INC.

                                           By: /S/ Arun Sarin
                                               ------------------------
                                               Arun Sarin
                                               Vice Chairman

Dated: April 11, 1996


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